UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended June 30, 2026

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MakeMyTrip Limited (“MakeMyTrip” or the “Company”) is incorporating by reference the information set forth in this Form 6-K into its automatically effective resale shelf registration statement on Form F-3 (File No. 333-288084) dated June 16, 2025, as amended.

Other Events

Announcement of Unaudited Financial Results for the quarter ended June 30, 2026

On August 3, 2026, MakeMyTrip issued an earnings release announcing its unaudited financial results for the first quarter of fiscal 2027 (i.e. quarter ended June 30, 2026). A copy of the earnings release dated August 3, 2026 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated August 3, 2026.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated August 3, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2026

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer